

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 21, 2010

via U.S. mail and facsimile

Richard A. Roman, Chief Executive Officer
Northwest Pipe Company
5721 SE Columbia Way, Suite 200
Vancouver, WA 98661

> **RE: Northwest Pipe Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed November 4, 2010**
> **File No. 000-27140**

Dear Mr. Roman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 2 – Restatements of Consolidated Financial Statements, page F-12

Allocation of Certain Overhead and Support Costs, page F-13

1. Please provide us with a detailed explanation of the errors in your method of allocating manufacturing overhead variances and indirect support costs. Provide us a detailed explanation of the original methods, assumptions and judgments, the reasons you believe the original accounting was a mistake in the application of GAAP, a mathematical mistake, or an oversight or misuse of facts that existed at

the time the financial statements were prepared as discussed in ASC 250-10-20, and an explanation of the new methods, assumptions and judgments.

Capitalization and Depreciation, page F-13

2. Please provide us with a detailed explanation of how you originally determined the economic lives and residual values of the equipment and the reasons you believe this accounting was an error as defined in ASC 250-10-20. Explain how you identified the error. Discuss your new accounting treatment. Explain why the determination certain equipment carrying values were overstated does not represent an impairment event, to be treated as an impairment loss in the period identified pursuant to ASC 360-10-35. Explain why the change in economic lives and depreciation methods has not been treated prospectively as change in estimate pursuant to paragraph 17 and 18 of ASC 250-10-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief